Exhibit 99.1

Global Star Acquisition Inc. and K Enter Holdings Inc. Finalize Business Combination

~ K Wave Media Ltd. Shares to Begin Trading on Nasdaq on May 14, 2025 Under Ticker “KWM” ~

Seoul, South Korea and New York, May 13, 2025 (GLOBE NEWSWIRE) – Global Star Acquisition Inc. (NASDAQ: GLST) (“Global Star”), a special purpose acquisition company and K Enter Holdings Inc. (“K Enter”), a holding company with an internal K drama production team and controlling interest in six diversified entertainment operating companies based in Korea and engaged in the entertainment content and IP creation businesses, today announced the completion of the previously announced business combination that will result in the creation of K Wave Media Ltd. Accordingly, K Wave Media Ltd.’s ordinary shares and warrants are expected to commence trading on The Nasdaq Global Market under the symbols “KWM” and “KWMWW”, respectively on May 14, 2025.

The business combination was approved at a special meeting of GLST’s stockholders on February 3, 2025.

“We are proud to complete this milestone transition of K Wave Media to become the first Korean content media alliance to list on the Nasdaq stock exchange,” said Tan Chin Hwee, Executive Chairman and Interim CEO of K Enter. “We are laser focused on pursuing our planned growth initiatives across the value chain of our Korean entertainment and media business lines, now with enhanced U.S. visibility to attract a core retail and institutional shareholder base. Additionally, we are appreciative of Global Star’s partnership and mutual determination to achieve K Wave’s public listing. We are poised to become a leading player in IP-based diversified entertainment delivering high quality K-content to our loyal global fanbase.”

K Wave Media will continue to be led by Tan Chin Hwee, Executive Chairman and Interim CEO of K Enter, until a successor is appointed.

Advisors

D. Boral Capital acted as Global Star’s Capital Markets Advisor on the transaction. Loeb & Loeb LLP acted as U.S. legal counsel to K Enter. Duane Morris LLP acted as legal counsel to Global Star.

About K Enter Holdings Inc.

K Enter Holdings Inc. is a Delaware corporation with contracts to acquire controlling equity interests in six diversified entertainment operating companies based in Korea, engaged in the entertainment content, IP creation, merchandising and entertainment investment businesses (the “Six Korean Entities”). K Enter has an internal K drama production team. The Six Korean Entities to be acquired by K Enter include Play Company Co., Ltd, a Korean IP merchandising company, and Solaire Partners Ltd., a Korean IP content-specialized private equity firm, Studio Anseilen Co., Ltd., a K drama production company, and The LAMP Co., Ltd., Bidangil Pictures Co., Ltd., and Apeitda Co., Ltd., each of which is a K movie production company.

About Global Star Acquisition Inc.

Global Star Acquisition Inc., a Delaware corporation, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Cautionary Statements Regarding Forward-Looking Statements

This press release is provided for informational purposes and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this press release. To the fullest extent permitted by law under no circumstances will Global Star, K Enter, or any of the Six Korean Entities, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this press release have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Global Star nor K Enter has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Global Star, K Enter or the Proposed Business Combination. Viewers of this press release should each make their own evaluation of Global Star and K Enter and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This press release contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Proposed Business Combination, including K Enter’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Proposed Business Combination, and Global Star’s and K Enter’s expectations, plans or forecasts of future events and views as of the date of this press release. Global Star and K Enter anticipate that subsequent events and developments will cause Global Star’s and K Enter’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of Global Star or K Enter).

In addition, this press release includes a summary set of risk factors that may have a material impact on Global Star, K Enter or the Proposed Business Combination, which are not intended to capture all the risks to which Global Star, K Enter or the Proposed Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Proposed Business Combination may not be completed by Global Star’s business combination deadline; (4) the inability to complete the Proposed Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of Global Star or K Enter for the Merger Agreement, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by Global Star’s stockholders; (6) the inability to obtain or maintain the listing of Global Star’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; (7) the effect of the announcement or pendency of the Proposed Business Combination on K Enter’s business relationships, operating results, and business generally; (8) risks that the Proposed Business Combination disrupts current plans and operations of K Enter or the Six Korean Entities; (9) the inability to realize the anticipated benefits of the Proposed Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Proposed Business Combination; (10) the possibility that Global Star or K Enter or the Six Korean Entities may be adversely affected by other economic or business factors; (11) changes in the markets in which K Enter and the Six Korean Entities compete, including but not limited to with respect to its competitive landscape, technology evolution, changes in entertainment choices or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that K Enter may not be able to execute its growth strategies; (14) the risk that K Enter experiences difficulties in managing its growth and expanding operations after the Proposed Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Proposed Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of K Enter to grow and manage growth economically and hire and retain key employees; (17) risk that K Enter may not be able to develop and maintain effective internal controls; (18) the risk that K Enter may fail to keep pace with rapid technological developments or changes in entertainment tastes to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new content, products and services; (20) the risk that K Enter is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to K Enter’s business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Proposed Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; (26) the risk that K Enter fails to successfully and timely consummate its acquisition of one or more of the Six Korean Entities’; and (27) other risks and uncertainties identified in the registration statement on Form F-4, which included a proxy statement/prospectus filed in connection with the Proposed Business Combination (the “Registration Statement”), including those under “Risk Factors” therein, and in other filings with the U.S. Securities and Exchange Commission (“SEC”) made by Global Star. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Global Star’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the Registration Statement filed with the SEC with respect to the Proposed Business Combination, and other documents filed by Global Star from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Global Star nor K Enter presently know or that Global Star and K Enter currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. Global Star and K Enter anticipate that subsequent events and developments will cause Global Star’s and K Enter’s assessments to change. However, while Global Star and K Enter may elect to update these forward-looking statements at some point in the future, Global Star and K Enter specifically disclaim any obligation to do so. Neither Global Star nor K Enter gives any assurance that Global Star or K Enter, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing Global Star’s and K Enter’s assessments as of any date subsequent to the date of this press release.

Contact

K Enter Holdings, Inc.

Ted Kim

Director and Co-Founder, K-Enter Holdings

ted@globalfundpe.com

Investor Contact

MZ Group

Shannon Devine/Rory Rumore

+1 (203) 741-8811

GLST@mzgroup.us

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